EXHIBIT 99.2

Announcements
FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 under
The Securities Exchange Act of 1934
Announcements sent to the London Stock Exchange
Ferguson plc, 1020 Eskdale Road, Winnersh Triangle, Wokingham, Berkshire, RG41 5TS. United Kingdom
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Update—Routine announcements in the period to October 15, 2021*
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* Excludes Transaction in Own Shares announcements

October 13, 2021
Ferguson plc (“Company”)
NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ("PDMRs")
The attached notification, which has been made in accordance with the requirements of the EU Market Abuse Regulation (as it forms part of UK law pursuant to the European Union (Withdrawal) Act 2018), provides further detail.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Kelly Baker
2	Reason for the notification
a)	Position/status	Non Executive Director
b)	Initial/Amendment notification	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Ferguson plc
b)	LEI	213800DU1LGY3R2S2X42
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each ISIN: JE00BJVNSS43
b)	Nature of the transaction	The purchase of Ordinary Shares of 10p each
c)	Price(s) and volume(s)	Price(s) $142.53	Volume(s) 351
USD – US Dollars
	Aggregated information –Aggregated volume –Price	351 $50,028.03
e)	Date of the transaction	2021-10-08; UTC time
f)	Place of the transaction	New York Stock Exchange
Enquiries:
Graham Middlemiss, Group Company Secretary
(0118 927 3800)
October 13, 2021

October 15, 2021
Ferguson plc (“Company”)
NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ("PDMRs")
The attached notification, which has been made in accordance with the requirements of the EU Market Abuse Regulation (as it forms part of UK law pursuant to the European Union (Withdrawal) Act 2018), provides further detail.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Suzanne Wood
2	Reason for the notification
a)	Position/status	Non Executive Director
b)	Initial/Amendment notification	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Ferguson plc
b)	LEI	213800DU1LGY3R2S2X42
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each ISIN: JE00BJVNSS43
b)	Nature of the transaction	The purchase of Ordinary Shares of 10p each
c)	Price(s) and volume(s)	Price(s) $141.187	Volume(s) 500
USD – US Dollars
	Aggregated information –Aggregated volume –Price	500 $70,593.50
e)	Date of the transaction	2021-10-13; UTC time
f)	Place of the transaction	New York Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Brian May
2	Reason for the notification
a)	Position/status	Non Executive Director
b)	Initial/Amendment notification	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Ferguson plc
b)	LEI	213800DU1LGY3R2S2X42
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each ISIN: JE00BJVNSS43
b)	Nature of the transaction	The purchase of Ordinary Shares of 10p each
c)	Price(s) and volume(s)	Price(s) £103.80	Volume(s) 750
GBP – British Pound
	Aggregated information –Aggregated volume –Price	750 £77,850.00
e)	Date of the transaction	2021-10-14; UTC time
f)	Place of the transaction	London Stock Exchange

Enquiries:
Graham Middlemiss, Group Company Secretary
(0118 927 3800)
October 15, 2021